Exhibit 21.01

Subsidiaries of ReachLocal, Inc.

Subsidiary	Jurisdiction
Bizzy, Inc.	Delaware
DealOn, LLC	Delaware
Kickserv, Inc	Delaware
ReachLocal Australia Pty Ltd.	Australia
ReachLocal Austria GmbH	Austria
ReachLocal Belgium B.V.B.A.	Belgium
ReachLocal Brasil Servicos Online de Marketing Limitada	Brazil
ReachLocal Canada, Inc.	Delaware
ReachLocal DP, Inc.	Delaware
ReachLocal Europe B.V.	The Netherlands
ReachLocal GmbH	Germany
ReachLocal International, Inc.	Delaware
ReachLocal International GP LLC	Delaware
ReachLocal Japan Services G.K.	Japan
ReachLocal Mexico, S. de R.L. de C.V.	Mexico
ReachLocal Netherlands B.V.	The Netherlands
ReachLocal New Zealand Ltd.	New Zealand
ReachLocal Services B.V.	The Netherlands
ReachLocal Services Private Limited	India
ReachLocal Singapore Pte. Ltd.	Singapore
ReachLocal UK, Ltd.	England
RL International Investment C.V.	The Netherlands